FIRST GUARANTY BANCSHARES, INC.
400 East Thomas Street
Hammond, Louisiana 70401

December 16, 2014

Via Facsimile and Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           First Guaranty Bancshares, Inc.
  Registration Statement on Form S-1 (Registration No. 333-199602)
    Request for Acceleration of Effectiveness

Ladies and Gentlemen:

First Guaranty Bancshares, Inc., a Louisiana corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1, as amended, be declared effective at 3:00 p.m. on December 18, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eric J. Dosch
Eric J. Dosch
Chief Financial Officer
(Duly Authorized Representative)